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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                            METROGOLF, INC. ("MGLF")
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                     COMMON
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                               ICN US 5916741060
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

      J.D. FINLEY, 1999 Broadway, #2435, Denver, CO. 80202, (303) 294-9300
-------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               June 19, 20, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  ICN US 5916741060    SCHEDULE 13D   Page          of           Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          JOHN W. MC CALL, et al., INVESTMENT GROUP
          ---------------------------------------------------------------------


  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                  PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                 USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      297,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     297,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                    297,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                    8.01 Percent
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

                    Group, composed of individuals
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

AMENDMENT NO. 1 TO SCHEDULE 13 D

                 EXCEPT AS STATED HEREINBELOW, ALL INFORMATION CONTAINED IN THE
                 SCHEDULE 13 D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ABOUT APRIL 23, 1997, REMAINS CURRENT.

ITEM 2.  IDENTITY AND BACKGROUND

                 In addition to those persons listed on the original

Schedule 13 D, the following persons are members of the group.

         16.     (a)      Margaret Moore
                 (b)      3450 Tripp Rd., Woodside, CA. 94062
                 (c)      Retired
                 (d)      No
                 (e)      No
                 (f)      U.S.A.

         17.     (a)      Jerry Ivy
                 (b)      110 1st St., #201, Los Altos, CA. 94022
                 (c)      Owner, Auto-Chlor System, Inc.
                          3400 Thomas Rd., Santa Clara, CA.
                 (d)      No
                 (e)      No
                 (f)      U.S.A.

         18.     (a)      Wilbert Kellner
                 (b)      863 Oracle Oak, Sunnyvale, CA. 94086
                 (c)      Retired
                 (d)      No
                 (e)      No
                 (f)      U.S.A.

         19.     (a)      Brooke Hamlin
                 (b)      801 Meadowsweet Dr., #R, Corte Madera, CA. 94925
                 (c)      Secretary, Gordon & Rees, 275 Battery St.,
                          San Francisco, CA. 94111
                 (d)      No
                 (e)      No
                 (f)      U.S.A.





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         20.     (a)      Sandra Marrujo
                 (b)      3537 B Chestnut Ave., Concord, CA. 94519
                 (c) Secretary, Gordon & Rees, 275 Battery St., San Francisco, CA. 94111
                 (d)      No
                 (e)      No
                 (f)      U.S.A.

         21.     (a)      Daniel McCall
                 (b)      128 Clifford Terrace, San Francisco, CA. 94117
                 (c)      Accountant, Wilson, McCall & Daoro,
                          425 Market St., San Francisco, CA. 94105
                 (d)      No
                 (e)      No
                 (f)      U.S.A.

         22.     (a)      Armando Jimenez, Maria Jimenez, and Maria Jimenez
                 (b)      629 Garden Creek Pl., Danville, CA. 94526
                 (c)      Retired
                 (d)      No
                 (e)      No
                 (f)      Mexico

         23.     (a)      Daryush Moassessi
                 (b)      2506 Dorset Dr., Torrance, CA. 90503
                 (c)      Owner, Pacific Premier Services,
                          2501 Artesia Blvd., Redondo Beach, CA. 90278
                 (d)      No
                 (e)      No
                 (f)      U.S.A.

         24.     (a)      Mary Bazlamit
                 (b)      300 Church St., San Francisco, CA. 94114
                 (c)      Retired
                 (d)      No
                 (e)      No
                 (f)      U.S.A.















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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         8.      Steve D. Burningham and Lisa P. Burningham. Burningham

                 Family Trust.  $79,800.00

         16.     Margaret Moore.  Personal Funds.  $27,154.00

         17.     Jerry Ivy.  Personal Funds.  $228,000.00

         18.     Wilbert Kellner.  Personal Funds.  $5,216.50

         19.     Brooke Hamlin.  Gordon & Rees Pension Fund.  $5,479.00

         20.     Sandra Marrujo.  Gordon & Rees Pension Fund. $3,304.00

         21.     Daniel McCall.  Personal Funds.  $18,104.00

         22.     Armando and Maria Jimenez.  Personal Funds.        $3,654.00

         23.     Daryush Moassessi.  Personal funds.  $11,904.00

         24.     Mary Baslamit.  Personal funds.  $2,375.00



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         1.      Irwin Bafigo.  50,000 shares.  1.348 percent of

                 Issuer's total outstanding common shares (believed to

                 be 3,708,441 as of June 25, 1997).

         2.      Raymond Guerra.  0.270 percent

         3.      Mildred D. Ducate.  1.618 percent

         4.      James Burney and Katherine Burney.  0.094 percent

         5.      John A. Spitler and Marguerite Spitler.  1.483 percent

         6.      Maurine S. Anderson.  Anderson Trust.  0.011 percent














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

         7.      Steve D. Burningham and Lisa P. Burningham.  28,500

                 shares.  0.769   percent

         8.      Helen E. McDonald.  0.054 percent

         9.      Katherine McDonald.  0.054 percent

         10.     Donald Lovasik.  0.054 percent

         11.     Sandra D. Garren.  0.012 percent

         12.     Richard M. Garren.  0.004 percent

         13.     Jacob E. Bluth.  0.011 percent

         14.     Dr. Michael N. Cowan.  0.054 percent

         15.     John W. McCall.  0.000 percent

         16.     Margaret Moore.  15,000 shares.  0.404 percent

         17.     Jerry Ivy.  38,000 shares.  1.025 percent

         18.     Wilbert Kellner.  3,000 shares.  0.081 percent

         19.     Brooke Hamlin.  3,000 shares.  0.081 percent

         20.     Sandra Marrjuo.  1,800 shares.  0.049 percent

         21.     Daniel McCall.  10,000 shares.  0.270 percent

         22.     Armando and Maria Jimenez.  2,000 shares.  0.054

                 percent

         23.     Daryush Moassessi.  6,500 shares.  0.175 percent

         24.     Mary Bazlamit.  1,300 shares.  0.035 percent











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         b.      John W. McCall holds a proxy to vote the shares of John A.
Spitler and Marguerite Spitler. Otherwise, each person named in Item 5(a) in the original Schedule 13 D and in this Amendment, has sole power to vote and to dispose of the shares. However, John W. McCall has advised and will continue to advise them with respect to these matters.

         c.   Jerry Ivy acquired all of his shares on or about October 1, 1996,
at a price of $6.00 per share.   Steve D.  Burningham and Lisa P. Burningham
acquired an additional 10,400 shares (in addition to the shares reported in the original Schedule 13 D) on June 19, 1997, at a price of approximately $1.82 per share. The shares owned by Moore, Kellner, Hamlin, Marrujo, Daniel McCall, Jimenez, Moassessi, and Bazlamit were acquired June 19 and/or June 20, 1997, at prices ranging from $1.74 to $l.84 per share. All transactions other than Mr. Ivy's purchase were effected by John W. McCall.


JOINT STATEMENT

                 The undersigned agree that this statement is filed on behalf of each of them.





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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

                                              /s/ Sandra Marrujo
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Sandra Marrujo
                                              ------------------------------
                                              (Name)




















                                      - 6 -
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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

June 27, 1997                                 /s/ Brooke Hamlin
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Brooke Hamlin
                                              ------------------------------
                                              (Name)
























                                      - 7 -
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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

6-30-97                                       /s/ Jerry Ivy
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Jerry Ivy
                                              ------------------------------
                                              (Name)





















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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

6-28-97                                       /s/ Mary Bazlamit
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Mary Bazlamit
                                              ------------------------------
                                              (Name)
























                                      - 9 -
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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

6-30-97                                       /s/ Daryush Moassessi
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Daryush Moassessi
                                              ------------------------------
                                              (Name)





















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
SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

                                              /s/ Steve D. Burningham
07/01/97                                      /s/ Lisa P. Burningham
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Steve & Lisa Burningham
                                              ------------------------------
                                              (Name)



















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

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

6/28/97                                       /s/ Wilbert Kellner
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Wilbert Kellner
                                              ------------------------------
                                              (Name)





























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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

June 30, 1997                                 /s/ Margaret Moore
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Margaret Moore
                                              ------------------------------
                                              (Name)




























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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

7/2/97                                        /s/ Daniel R. McCall
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Dan McCall
                                              ------------------------------
                                              (Name)

























                                     - 14 -
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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

7/1/97                                        /s/ Armando Jimenez
-----------------------                       ------------------------------
(Date)                                        (Signature)

                                              Armando Jimenez
                                              ------------------------------
                                              (Name)




























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